PAULSON INVESTMENT COMPANY, LLC

Statement of Financial Condition and Accompanying Notes

Year ended December 31, 2024

Available for Public Inspection

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26807

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/1/2024__ AND ENDING __12/31/2024__
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Paulson Investment Company, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10220 SW Greenburg Road, Suite 380
(No. and Street)

Portland	OR	97223
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Malcolm A Winks	312-940-8327	awinks@paulsoninvestment.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 W Jackson Blvd #2250 Chicago	IL	60604
(Address) (City)	(State)	(Zip Code)

3/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malcolm Winks, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Paulson Investment Company, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President/CFO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28 day of Feb , 20 25 , by
_____ Malcolm Winks _____ ,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

NANCY PEREZ GARCIA
Notary Public - California
Los Angeles County
Commission # 2422298
My Comm. Expires Oct 20, 2026

(Seal)   Signature_____

Oath or Affirmation
pages: 1
2/28/2025



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Paulson Investment Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Paulson Investment Company, LLC (the Company) as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Paulson Investment Company, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Paulson Investment Company, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Paulson Investment Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Paulson Investment Company's auditor since 2022.
Chicago, Illinois
February 27, 2025

Paulson Investment Company, LLC
Statement of Financial Condition
December 31, 2024

Assets

Cash and cash equivalents	$	1,560,669
Receivable from clearing brokers		298,403
Notes and other receivables, net		821,840
Equities securities, at fair value		870,950
Warrant securities, at fair value		3,567,487
Rights of Use Assets, net		749,390
Fixed assets, net of accumulated depreciation and amortization of $237,508		62,555
Prepaid expenses and other assets		433,749
Total Assets	$	8,365,043

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	167,208
Compensation, employee benefits & payroll taxes payable		524,860
Margin securities borrowing		463,697
Lease Liabilities		955,994
Total Liabilities		2,111,759
Member's Equity		6,253,284
Total Liabilities and Member's Equity	$	8,365,043

See accompanying notes to the Financial Statements

Paulson Investment Company, LLC
Notes to the Financial Statement
For the Year Ended December 31, 2024

1. Organization and Nature of Business

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer, primarily acting as managing underwriter, placement agent or selling group member of initial and follow on public offerings, private investments in public equity instruments and private placements for smaller companies. In addition, the Company also acts as a broker and market maker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with its clearing organizations Vision Financial Markets and Axos Clearing (the "Clearing Brokers"). The Company conducts business throughout the United States and is registered with the Securities and Exchange Commission ("SEC"). It is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation (SIPC). The Company's sole member is its parent company Paulson Capital Holding Company, LLC (the "Member").

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, effective in 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

Investment Banking

The Company earns private placement fees in securities offerings in which the Company acts as a placement agent, such as PIPES and convertible debt offerings. Fee revenue from private placements and other capital raising transactions is recognized when the underlying transaction is completed (the closing date of the transaction). The revenue is determined based on the terms in each placement agent agreement and is recognized after the performance obligations noted in the agreement have been satisfied. Placement agent fees are recognized gross of transaction-related costs. Such transaction-related costs are recorded in the reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event client engagements are terminated for any reason.

2. Summary of Significant Accounting Polices (continued)

Revenue from the receipt of private placement and underwriter warrants is recognized when the transaction has been completed and the warrants have been received from the issuer based on the estimated fair value of the securities using the Black-Scholes option pricing model taking into account the exercise price, remaining life of the warrants, the current price of the underlying stock, expected volatility of the stock price, expected dividends from the stock, and the risk-free interest rate for the remaining term of the warrant.

Securities grants consist of stocks and warrants that the Company received as part of their underwriting and private placement activity. These securities are usually restricted and are always recorded at their fair market value upon receipt using market prices and when necessary the Black-Scholes method described above.

Advisory Fees

The Company's investment banking income also includes revenues earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company records advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement, typically the transaction's closing date. Transaction-related costs are recorded as described above.

Retail Fees and Commissions

Commission revenue includes fees from executing and clearing client transactions and commission sharing arrangements. These fees are recognized on a trade-date basis. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the buyer and seller are identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred.

Cash Equivalents - Cash equivalents consist of highly liquid investments with maturities of three months or less.

Receivable from Clearing Brokers – Consist of payments, commissions, and other amounts receivable from Vision Financial Markets and Axos Clearing.

Fixed Assets – Fixed assets are stated at cost, less accumulated depreciation and amortization. Furniture and equipment depreciation is generally computed using the straight-line method over their estimated useful lives (typically 3 to 5 years). Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining lives of the related leases.

Leases – In February 2016, the FASB amended the guidance on accounting for leases. The new guidance required lessees to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by all qualifying leases. The recognition,

2. Summary of Significant Accounting Polices (continued)

measurement, and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company adopted the new guidance beginning on January 1, 2019 and elected the use of the effective date as the date of initial application. The new guidance also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the consolidated financial statements. For further information, see Note 11 – Leases. The Company elected to apply the "package of practical expedients", which permits it to not reassess prior conclusions on existing leases regarding the maximum on existing leases regarding lease indemnification, lease classification, and initial direct costs. In addition, the Company has elected to apply the short-term lease exception for lease arrangements with maximum lease terms of 12 months or less. Adoption of the standard did not have a material impact on the Company's resulting operations or cash flow.

Investments in Securities – The Company values investments in marketable securities at the last sales price as of the last day of the period. The Company records such investments on a trade date basis and values them at fair value. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in market making and trading on the statement of operations.

Income Taxes – The Company is organized as an LLC and is treated as a disregarded entity for tax purposes. As such the Company is not subject to income taxes. Taxes, if any, are the responsibility of the Member. The Member is required to report separately on their income tax return the taxable income or loss of the Company.

In accordance with principles generally accepted in the United States of America, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to examinations by major tax jurisdictions for years before 2021. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2024.

Government and other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to provisions of the SEC's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined.

3. Securities Measured at Fair Value on a Recurring Basis

The Company records its equity and warrant securities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's Level 1 assets consist of equity securities. The Company uses quoted market prices in valuing these assets.

The Company's Level 3 assets consist of Underwriter Warrants and Common Stock received in connection with investment banking services rendered. These warrants include warrants owned outright by the Company, and also warrants in which certain employees have a claim as a result of their compensation structure. These warrants generally have a five to ten year expiration date and vest immediately. The Company values these warrants using the Black-Scholes Option Pricing Model, which takes into account five specific inputs: stock price, risk free rate, exercise price, time remaining and price volatility. The first four of these inputs are relatively objective, as they are based on quoted information or known facts. The price volatility, which after the stock price is the most influential factor in determining valuation, is more subjective. The volatility input is matched to the standard deviation of the remaining time duration of each warrant and for public companies is derived from the historical volatility of the underlying company and for private companies is derived based on a volatility index of comparable public companies. There is no assurance that the Company will be able to exercise any of these warrants in a way that will realize the fair value that has been recorded in the financial statements based on this model.

Paulson Investment Company, LLC
Notes to the Financial Statement
For the Year Ended December 31, 2024

3. Securities Measured at Fair Value on a Recurring Basis (continued)

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2024:

		Level 1		Level 3		Total
Equity securities	$	609,642	$	261,308	$	870,950
Underwriter warrants		-		3,567,487		3,567,487
	$	609,642	$	3,828,795	$	4,438,437

The inputs or methodology used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

At December 31, 2024, the Company had no Level 2 investments.

Paulson Investment Company, LLC
Notes to the Financial Statement
For the Year Ended December 31, 2024

3. Securities Measured at Fair Value on a Recurring Basis (continued)

The following is a summary of activity related to the Company's Level 3 financial assets and liabilities:

	Underwriter Stocks	Underwriter Warrants	Underwriter Stocks Payable to Employees	Underwriter Warrants Payable to Employees
Balance, December 31, 2023	$ 468,272	$3,668,347	$ 0	$ 1,678
Fair value of securities received included as a component of revenue from underwriting	589,074	7,211,017		
Fair value of securities received included as a component of commission expense			573,951	(1,678)
Net income included as a component of net income from trading and marketable securities	(222,087)	(756,234)		
Fair value of underwriter warrants distributed to members		(266,890)		
Fair value of underwriter warrants distributed to employees		(6,288,753)		
Fair value of underwriter stock distributed to employees	(573,951)		(573,951)	
Balance, December 31, 2024	$ 261,308	$3,567,487	$ 0	$ 0

The following presents a summary of quantitative information about level 3 fair value measurements:

	Fair Value at December 31, 2024	Valuation Technique	Unobservable Input	Range		
				Minimum	Maximum	Average
Underwriter warrants	3,567,487	Black-Scholes Option Pricing Model	Volatility of of underlying company	24.0%	479.0%	183.1%

Paulson Investment Company, LLC
Notes to the Financial Statement
For the Year Ended December 31, 2024

4. Notes and other receivables, net

The Company has both forgivable notes receivable and other standard receivables.

As of December 31, 2024, the forgivable notes receivable totaled $207,188. Such notes are with employees, are of one to five-year durations, bear between 1% and 5% interest, and are forgivable overstated periods if employees meet certain employment length and performance milestones. As per the Company's policy, such loans are generally amortized on a straight-line basis over the life of the respective loans as commission expense, and as of December 31, 2024, the unamortized portion was $192,188 which is included in the Notes and Other Receivables on the statement of financial condition. While these loans do contain a stated interest, interest is not accrued as it is likely that these amounts will be forgiven as the notes are forgiven. In the unlikely event these loans are not forgiven because the terms of the forgiveness are not met, the full amount of the loan, along with the accrued interest shall be due and payable to the Company.

In addition, the Company has receivables from customers of $234,330 and affiliated entities managed by the Company's parent company Paulson Capital Holding Company, LLC of $130,835. The balance from affiliates is comprised of advances made by the Company to cover the operating expenses of Orca Investments Management, LLC, Paulson BKE Investments, LLC, BioD Paulson1, LLC, Paulson Ngena Investments I, LLC, Paulson Ngena Investments II, LLC, and Paulson SpaceX Investments, LLC. The total value of $365,165 is included in the Notes and Other Receivables on the statement of financial condition.

At December 31, 2024, the Company had receivables from employees totaling $263,604 and other miscellaneous receivables totaling $883.

Receivables from Clearing Brokers

The Company has a clearing agreement with its clearing brokers, Vision Financial Markets and Axos Clearing. The clearing brokers have custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities trading activity. The balance of these cash deposits as of December 31, 2024 were $202,488.

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2024, the commission due from the clearing brokers of $95,915 is pursuant to these clearing agreements.

4. Notes and other receivables, net (continued)

Receivables are reviewed on a quarterly basis by management and, if events or changes in circumstances cause doubt as to the collectability of contractual payments, a receivable will be assessed for impairment. The Company considers a receivable to be impaired when, based on current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to contractual terms of the receivable agreement. When management determines collection to be doubtful, allowance for amounts receivable is recorded and the receivable is placed on a non-performing (non-accrual) status. Payments received on non-accrual receivables are applied first to reduce the outstanding interest, and then applied to the receivable unless management determines impairment is likely in which case payments are applied to the outstanding receivable balance (cost recovery method).

Interest received on impaired receivables is recorded using the cash receipts method unless management determines further impairment is probable. No impairment loss is recorded if the carrying amount of the receivable (principal and accrued interest) is expected to be fully recovered through borrower payments and enforcement action against the borrowers collateral, if any.

Allowance for Doubtful Accounts
The conclusion that a receivable may become uncollectible, in whole or in part, is a matter of judgment. The company does not have a formal risk rating system. Receivables and the related accrued interest are analyzed on an individual and continuous basis for recoverability.

Delinquencies are determined upon contractual terms. A provision is made for doubtful accounts to adjust the allowance for doubtful accounts to an amount considered to be adequate, with due consideration to workout agreements, to provide for unrecoverable receivables and receivables, including impaired receivables. Other receivables and accrued interest, uncollectable receivables and related interest receivable are posted directly to the allowance account once it is determined that the full amount is not collectable.

Allowance for receivables from employees principally consists of uncollectable unsecured forgivable promissory notes to registered representatives that are forgiven over a specific period, typically over five years, if the borrower remains an employee of the Company. Any amounts remaining under the note become due immediately when the individual either leaves the Company voluntarily or is terminated. Amounts from Corporate finance clients principally consist of bridge loans and other advances to underwriting clients. At December 31, 2024 the Company had no allowance of doubtful accounts.

5. Fixed Assets

As of December 31, 2024, the Company had fixed assets totaling $62,555 comprised of furniture and equipment of $26,873 and leasehold improvements of $35,682. As per the Company's policy, furniture and equipment are depreciated on a straight-line basis over the useful life of the respective assets. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term.

Paulson Investment Company, LLC
Notes to the Financial Statement
For the Year Ended December 31, 2024

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $1,018,019 of which $800,519 was in excess of its required net capital of $217,500. The Company's net capital ratio was .88 to 1.

7. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2024, the Company was in discussions with multiple claimants and potential claimants related to investments sold by the Company in GWG from 2016 – 2021 and currently there are three open arbitration claims pending with former customers who made investments in GWG. Should any award or settlement be paid out on these claims, the Company maintains insurance policies that cap its exposure at $500,000 in aggregate for all GWG related claims subject to carrier objections. Paulson may at times be subject to claims from investors who are unhappy with the performance of their investments. The Company is currently engaged in one such arbitration which we do not anticipate having a material impact on our business. No amounts have been accrued for these four open claims as of December 31, 2024.

The Company paid settlements of $140,000 to FINRA and $75,000 to the SEC in 2024.

There are no guarantees made by the Company that may result in a loss or future obligations as of December 31, 2024.

8. Market and Counterparty Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

9. Concentrations of Credit Risk

As of December 31, 2024, one employee's note receivable balance compromised 92% of the Company's total notes receivable balance.

The company derived 40% of its total revenues from two external customers in 2024.

The Company's cash consists of cash held at financial institutions where it may, at times, exceed government insurance limits during the year. At December 31, 2024, the Company had an uninsured balance totaling approximately $1,067,000.

10. Margin Securities Borrowing

The Company maintains a margin account with its clearing broker, Vision Financial Markets, whereby all securities are purchased on margin. The clearing broker calculates the Company's buying power using the Company's net equity maintained at the clearing broker, assuring the Company maintains acceptable ratios pursuant to its clearing agreement. The provision of such accounts by investment brokerage companies is typical in the industry. The margin balance as of December 31, 2024 was $463,697.

11. Leases

The Company is a lessee in various non-cancelable operating leases for office space subject to ASC 842, Leases. The lease agreements do not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating leases are set to expire on June 30, 2026, November 30, 2026, and January 31, 2027.

Rent expense for the year ended December 31, 2024 totaled $870,574.

The Company recognizes leases in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 842, leases, and recognizes a right of use asset and lease liability in the Statement of Financial Condition. The Company has recorded a right of use asset and lease liability based on its present value of future payments calculated with a 5% discount rate. The company conducts its operations in leased offices and rentals of less than one year are charged to current operations.

11. Leases (continued)

Amounts reported in the Statement of Financial Condition as of December 31, 2024 are as follows:

Right of use assets, net	$	749,390
Lease liabilities	$	955,994

Maturities of lease liabilities under the non-cancelable operating leases as of December 31, 2024 are approximately:

2025	623,598
2026	377,347
2027	6,366
Undiscounted lease payments	1,007,311
Less imputed interest	(51,318)
Total lease liability	955,993

12. Employee Benefit Plan

Effective September 4, 2018, the Company adopted a 401(k) retirement savings and profit sharing plan (the "Plan"). Employees are eligible to participate in the Plan immediately upon joining the firm and attaining age 18. The Company's matching and profit sharing contributions are discretionary, are determined each year by the Company, and are 100% vested at all times. The Company made no matching or profit sharing contributions during the year ended December 31, 2024.

13. Recently Issued Accounting Standards

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses ASU 2016-13. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount and will be generally recognized earlier than under current standards. The standard was effective for the Company on January 1, 2020. The adoption of this standard did not have any impact on the Company's financial statements.

14. Subsequent Events

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure.

For the period January 1, 2025 to February 27, 2025 Paulson Investment Company received capital contributions totaling $405,144.